Filed Pursuant to Rule 433

Registration No. 333-187557

Pricing Term Sheet

March 27, 2013

NAVISTAR INTERNATIONAL CORPORATION

$300,000,000 8.25% Senior Notes due 2021

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with (i) the preliminary prospectus supplement dated March 27, 2013 relating to the Offering, including the documents incorporated therein by reference (the “Preliminary Prospectus Supplement”) and (ii) the related base prospectus dated March 27, 2013 (the “Base Prospectus”), each as filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Navistar International Corporation, a Delaware corporation (the “Issuer”)

Security Description:	8.25% Senior Notes due 2021 (the “Notes”) (reopening of 8.25% Senior Notes due 2021 issued on October 28, 2009)

Principal Amount:	$300,000,000

Coupon:	8.25%

Maturity:	November 1, 2021

Price to Public:	101.125%, plus accrued and unpaid interest from November 1, 2012

Gross Proceeds:	$303,750,000

Net Proceeds (Before Expenses):	$299,250,000

Yield to Worst:	7.916%

Spread to Benchmark Treasury:	+633 basis points

Benchmark Treasury:	2.00% UST due November 15, 2021

Interest Payment Dates:	May 1 and November 1, beginning May 1, 2013

Record Dates:	April 15 and October 15

Optional Redemption:	Callable, on or after the following dates, and at the following prices, plus accrued and unpaid interest:

	Date	Price
	November 1, 2014 November 1, 2015 November 1, 2016 November 1, 2017 and thereafter	104.125% 102.750% 101.375% 100.000%

Not more than once during each twelve-month period ending on November 1, 2013 and November 1, 2014, the Issuer may redeem up to $50 million in principal amount of the Notes in each such twelve-month period at a redemption price equal to 103% of the principal amount of the Notes redeemed, plus accrued and unpaid interest.

Make-Whole Redemption:	Callable prior to November 1, 2014 at make-whole call price of T+50 basis points

Change of Control:	Upon the occurrence of certain change of control events (as described in the Preliminary Prospectus Supplement), we will be required to repurchase all outstanding Notes at a repurchase price of 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

Ratings*:	Moody’s: B3 S&P: CCC+

Trade Date:	March 27, 2013.

Settlement Date:	April 2, 2013 (T+3).

CUSIP/ISIN Numbers:	63934E AM0 / US63934EAM03

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC; Credit Suisse Securities (USA) LLC; Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated

* Note: a securities rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the SEC in connection with the Offering. Before you invest, you should read the Preliminary Prospectus Supplement, the Base Prospectus, the documents incorporated in each by reference and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. The information in this term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the Base Prospectus may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, (866) 803-9204; Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10171, (800) 221-1037; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, (866) 471-2526, Prospectus-ny@gs.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, (800) 294-1322, dg.prospectus_requests@baml.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.